CHAPMAN AND CUTLER LLP                                 111 WEST MONROE STREET
                                                      CHICAGO, ILLINOIS 60603


                                  July 3, 2012


Mr. Vincent J. DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


         Re:                            FT 3650
                        Dow(R) Target 10 Aug. '12 - Term 9/9/13
                       Target Focus 4 Aug. '12 - Term 11/8/13
                        Target Triad Aug. '12 - Term 11/8/13
                         Target VIP Aug. '12 - Term 11/8/13
                                    (the "Fund")
                                 File No. 333-181859
                    ----------------------------------------------


Dear Mr. DiStefano:

This letter is in response to the comments that you raised during our telephone conversation on June 22, 2012 regarding the amended registration statement on Form S-6 for FT 3650, as filed on June 4, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Dow(R) Target 10 Aug. '12 - Term 9/9/13, Target Focus 4 Aug. '12 - Term 11/8/13, Target Triad Aug. '12 - Term 11/8/13 and Target VIP Aug. '12 - Term 11/8/13.

We have previously requested from the Commission selective review of the inclusion in the Fund of hypothetical performance information for each of the investment strategies employed by the Fund. The strategies employed by the Fund are identical to those included in FT 3568 (File No. 333-181143), declared effective by the Commission on June 29, 2012. We previously requested similar review of FT 3568 and received no comments from the Commission prior to being declared effective. The only difference in the disclosure relating to the hypothetical performance information and strategies contained in the Fund from FT 3568 is the inclusion of the source of the hypothetical strategy total returns as requested by you during our telephone conversation on July 3, 2012 with respect to FT 3615. Corresponding revisions to the Fund's prospectus in response to comments received from the staff of the Commission on previous series have also been incorporated in the Fund's prospectus.

Based upon the foregoing, it is our opinion that the subject Registration Statement does not contain disclosures which would render it ineligible to become effective pursuant to Rule 487.

We are advised that the sponsor proposes to deposit securities and to activate FT 3650 on July 31, 2012, or shortly thereafter, depending on market conditions. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time.

Except as described above, the changes to be included in the Fund's prospectus represent the completion of various statements of information based on the securities deposited in the trust and the dates of record, distribution and evaluation, together with a list of the deposited securities, the Statement of Net Assets and the Report of Independent Registered Public Accounting Firm. An effort will be made not only to indicate the changes by redlining but also to list them in the memorandum setting forth changes from materials previously submitted.

We appreciate your prompt attention to this letter. If you have any questions or comments or would like to discuss the contents of this letter please feel free to contact the undersigned at (312) 845-3017.

                                            Very truly yours,

                                            CHAPMAN AND CUTLER LLP


                                            By  /s/ Brian Free
                                                -------------------------
                                                    Brian Free


Enclosures